貝克·麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

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Washington, DC

20, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 13, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip/ Ingrid Ling

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on April 13, 2007:

1. Notice of the Annual General Meeting by China Shipping Development Company Limited, released on April 20, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting (the "**AGM**") of China Shipping Development Company Limited (the "**Company**") will be held at 10:00 a.m. on Friday, 8 June 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China to consider and, if thought fit, pass the following resolutions:

Ordinary Resolutions

1. "THAT the twelve construction agreements all dated 29 March 2007, between the Company, China Shipping Industrial Co., Ltd. and China Shipping Industrial (Jiangsu) Co., Ltd., each for the construction of one bulk carrier (for a total of twelve bulk carriers), details of which are set out in the circular of the Company dated 20 April 2007, be and are hereby approved; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."
2. "THAT the two tanker construction agreements both dated 12 April 2007, between China Shipping Development (Hong Kong) Marine Co., Limited, China Shipping Industrial Co., Ltd. and China Shipping Industrial (Jiangsu) Co., Ltd., each for the construction of one tanker (for a total of two tankers), details of which are set out in the circular of the Company dated 20 April 2007, be and are hereby approved; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."
3. "THAT the 2006 Report of the Board of Directors of the Company be and is hereby approved;"
4. "THAT the 2006 Report of the Supervisory Committee of the Company be and is hereby approved;"
5. "THAT the 2006 audited financial statements of the Company prepared by its international auditors and domestic auditors respectively for the year ended 31 December 2006 be and is hereby approved;"
6. "THAT the 2006 dividend distribution plan of the Company be and is hereby approved;
7. "THAT the remuneration of the directors and the supervisors of the Company and reimbursements for independent non-executive directors of the Company for 2007 be and is hereby approved;"
8. "THAT the reappointment of Shanghai Zhonghua Huyin CPA and Ernst & Young as the domestic and international auditors of the Company for 2007, respectively, and the grant of the authorization to the Board of Directors of the Company to determine their remuneration be and is hereby approved;"
9. "THAT the report on use of proceeds from the issue of 350,000,000 new A Shares on 23 May 2002 be and is hereby approved."
10. "THAT the appointment of Mr. Yan Zhi Chung as a supervisor of the Company be and is hereby approved."

Special resolution

11. "THAT the amendments to the Company's articles of association to change the number of supervisors from 3 persons to 3-5 persons be and are hereby approved."

Details of Proposed Supervisor for election at the AGM

Mr. Yan Zhi Chung ("Mr. Yan")

Mr. Yan, born in May 1957, is a senior engineer and general manager of Guangzhou Marine Transport (Group) Company Limited. He was formally the general manager of China Shipping Development Company Limited Tanker Company— (Guangzhou Branch), the general manager of the transportation department of China Shipping (Group) Company, the vice president of the China Shipping (H.K.) Holdings Co., Ltd., and the general manager of China Shipping International Ship Management Co., Ltd.

In accordance with the articles of association of the Company, Mr. Yan's appointment will be with effect from 8 June 2007 until 25 May 2009 subject to shareholders' approval. Mr. Yan will enter into a service contract with the Company. Save as disclosed above, Mr. Yan did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling Shareholder of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of appointment, Mr. Yan will not be entitled to any remuneration nor bonus payments as a supevisor. There is no other information relating to the appointment of Mr. Yan that is required to be disclosed pursuant to Rule 13.52(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

20 April 2007
Shanghai
The People's Republic of China

(A) The H share register of the Company will be closed from Wednesday, 9 May 2007 to Thursday, 7 June 2007 (both days inclusive), during which no transfer of H shares will be effected. Any holders of H shares of the Company, whose names appear on the Company's register of members at the close of business on Tuesday, 8 May 2007, are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the AGM, share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on Tuesday, 8 May 2007.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares and A Shares, who intend to attend the AGM, must complete the reply slips for attending such meetings and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the AGM, i.e. no later than 19 May 2007.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road, Shanghai,
People's Republic of China
Postal Code: 200080
Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM. Notes (C) to (D) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the AGM on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the AGM, such legal representative should produce his identity card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the AGM, such representative should produce his identity card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) Set out below is the procedure by which shareholders and the chairman of any shareholders' meeting may demand a poll pursuant to article 74 of articles of association of the Company:

"At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

A demand for a poll may be withdrawn by the person who made the demand."

(I) The AGM is expected to last an hour. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

END

CHINA SHIPPING 12g3-2(b)
File No. 82-34857